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                         October 5, 2020

       Benjamin S. Miller
       Chief Executive Officer
       Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, D.C. 20036

                                                        Re: Fundrise For-Sale
Housing eFUND - Los Angeles CA, LLC
                                                            Offering Statement
on Form 1-A
                                                            Fled September 8,
2020
                                                            File No. 024-11313

       Dear Mr. Miller:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

               You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
       3429 if you have questions regarding the financial statements and related matters. Please contact
       Ronald (Ron) Alper at 202-551-3329 or Erin Martin at 202-551-3391 with any other questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Real Estate & Construction
       cc:                                              Mark Schonberger